May 2, 2014 VIA EDGAR AND OVERNIGHT DELIVERY	Fulbright & Jaworski LLP 2200 Ross Avenue, Suite 2800 Dallas, Texas 75201-2784 United States Tel +1 214 855 8000 Fax +1 214 855 8200 nortonrosefulbright.com
H. Roger Schwall, Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4628

Re:        Eclipse Resources Corporation

             Amendment No. 1 to the Draft Registration Statement on Form-S-1

             Submitted April 1, 2014

             CIK No. 0001600470

Ladies and Gentlemen:

Set forth below are the responses of Eclipse Resources Corporation, a Delaware corporation (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 16, 2014 with respect to the Company’s revised confidential draft Registration Statement on Form S-1, which was submitted to the Commission on April 1, 2014. Concurrently with the submission of this letter, the Company is filing through EDGAR its first public filing of the above-referenced Registration Statement (the “Registration Statement”). For your reference, copies of this letter, along with both clean copies of the Registration Statement and copies marked to show all changes from the Company’s revised confidential draft Registration Statement, are being delivered to your offices.

In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.

Inside Cover to Prospectus

1.	By footnote or otherwise, modify the maps on the Inside Cover Page and pages 81 and 83 to clearly state that you only have right to the locations inside the area highlighted in yellow. For example, make it clear that you have no rights to the Marcellus Wells and Utica Wells outside of your “Prospective Acreage Area.”

In response to the Staff’s comment, the Company notes that it does own interests outside of the Company’s Prospective Acreage Areas, which are illustrated in the maps set forth on the Inside Cover Page and pages 89, 91 and 94 of the Registration Statement (collectively, the “Eclipse Acreage Areas”). The Eclipse Acreage Areas represent the areas in which the highest concentration of the Company’s acreage and interests are located and in which the

Fulbright & Jaworski LLP is a limited liability partnership registered under the laws of Texas.

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H. Roger Schwall, Assistant Director May 2, 2014 Page 2

Company intends to focus its drilling efforts. The Company has revised the Registration Statement to clarify the Eclipse Acreage Areas. Please see the maps on the Inside Cover Page and pages 89, 91 and 94 of the Registration Statement.

Use of Proceeds, page 51

2.	We note your revised disclosure in response to prior comment 18. Please revise your tabular disclosure to identify as a separate line item each material use of funds and the amount to be allocated to each such use, rather than aggregating the uses of funds. For example, please disclose separately the funds to be applied to (i) repayment of your revolving credit facility, (ii) your exploration and development program and (iii) capital expenditures, if material.

In response to the Staff’s comment, the Company has revised the Registration Statement to separately disclose its anticipated use of the net proceeds of the offering. Please see page 53 of the Registration Statement.

Critical Accounting Estimates, page 73

Revenue Recognition, page 75

3.	We note your expanded disclosure in response to comment 24 of our letter dated March 21, 2014. However, your disclosure does not appear to identify or discuss any specific uncertainties, estimates used or areas of judgment required by management when accounting for revenues and related transportation costs. In this regard, we reissue our prior comment 24. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates associated with revenue recognition and transportation costs.

In response to the Staff’s comment, the Company has revised the Registration Statement. Please see pages 83-84 of the Registration Statement.

Business, page 77

Future Net Cash Flows, page 94

4.	We note you have adjusted your non-GAAP financial measure labeled PV-10 to exclude abandonment costs in addition to income taxes. Please explain your basis for presenting a measure of PV-10 that excludes abandonment costs. In addition, please expand your disclosure to provide a reconciliation of PV-10 to the standardized measure at December 31, 2013 and 2012. Refer to Regulation S-K, Item 10(e) for further information.

In response to the Staff’s comment, the Company has revised its presentation of PV-10 in the Registration Statement to include the effects of abandonment costs. As a result, due to the reasons set forth in the Registration Statement, there is no difference between PV-10 and our standardized measure and a tabular reconciliation is not necessary. Please see pages 8-9, 98 and 102 of the Registration Statement.

H. Roger Schwall, Assistant Director May 2, 2014 Page 3

5.	To further our understanding of the abandonment costs you have excluded in your calculation of PV-10, please provide a reconciliation of or explain the relationship between the $8.2 million and $0 abandonment costs excluded in your calculation of PV-10 as of December 31, 2013 and 2012, respectively to the $9.1 million and $13,000 total asset retirement obligations as of December 31, 2013 and 2012.

As noted in the response to Comment No. 4 above, the Company has revised its presentation of PV-10 in the Registration Statement to include the effects of abandonment costs. The difference in the amount of abandonment costs between PV-10 and the asset retirement obligations recorded on the balance sheet disclosed in the Company’s prior confidential Draft Registration Statement relates primarily to the difference in discount rates utilized in each calculation. The disclosure of abandonment costs that were previously excluded from the presentation of PV-10 were discounted at a rate of 10% in order to be consistent with the discount rate used in the calculation of PV-10. The calculation of asset retirement obligations utilized a lower discount rate of 8.96% calculated pursuant to FASB ASC 410-20. As such, the asset retirement obligation is higher for each period than the discounted amount of abandonment costs that were previously excluded from the presentation of PV-10.

6.	Your definition of PV-10 is inconsistent with the defined term, “PV-10” as disclosed on page A-4, which states PV-10 includes “estimated future gross revenue to be generated from the production of proved reserves, net of estimated production, future development and abandonment costs...[emphasis added]” Please revise your disclosures, as applicable.

As noted in the response to Comment No. 4 above, the Company has revised its presentation of PV-10 in the Registration Statement to include the effects of abandonment costs. As a result, there is no longer an inconsistency between the Company’s definition of PV-10 and the defined term “PV-10” on page A-4 of the Registration Statement.

Executive Compensation, page 114

Long-Term Incentive Compensation, page 115

7.	We note your revised disclosure in response to prior comment 32. Please revise your filing to disclose the specified hurdle rates and return on investment factors that govern distributions for the units, or tell us why you do not believe that such information is material. Please provide such disclosure based on the terms of the units both before and after your corporate reorganization and this offering. Similarly, please disclose the “certain circumstances” in which Management Holdco will participate in distributions from Eclipse Holdings.

In response to the Staff’s comment, the Company respectfully submits that the specified hurdle rates and return on investment factors are not material to investors. After the Company’s corporate reorganization, distributions from Eclipse Holdings, L.P. to its limited partners (including, indirectly to the former holders of the Incentive Units) will be made either in kind via a distribution of a portion of the Company’s common stock held by Eclipse Holdings, L.P. (“Eclipse Holdings”) or in cash by using the proceeds from the sale of a portion of the Company’s common stock held by Eclipse Holdings, L.P., at the discretion of Eclipse Holdings. No payments will be made out of the Company’s or its subsidiaries’ assets with respect to the Incentive Units, and the Company’s public investors will not be diluted as a result of any such distributions. As a result, the Company believes the specified hurdle rates and return on investment factors that govern the distribution of the Incentive Units are not material to the Company’s investors, and in fact, could potentially be misleading and confusing.

H. Roger Schwall, Assistant Director May 2, 2014 Page 4

In response to the Staff’s comment to clarify the certain circumstances in which Eclipse Management, L.P. (“Eclipse Management”) will participate in distributions from Eclipse Holdings, the Company has revised the Registration Statement to describe such circumstances. Please see page 125-126 of the Registration Statement. Please also see our response to Comment No. 12 below regarding our confidential treatment request with respect to certain confidential information contained in the Form of Agreement of Limited Partnership of Eclipse Holdings.

8.	Please disclose whether the vesting of any incentive units will be accelerated by your corporate reorganization and this offering. In that regard, we note your disclosure that the incentive units will vest “upon a sale of Eclipse I.”

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that the vesting of the outstanding Incentive Units will not be accelerated by the Company’s corporate reorganization or this offering. Please see pages 125, 126, 130 and F-36 of the Registration Statement.

9.	Disclosure on page 115 of your submission states that distributions will be made indirectly to former holders of incentive units from the assets of Eclipse Holdings through either (i) an in-kind distribution of your common stock that will be held by Eclipse Holdings immediately following your corporate reorganization or (ii) a cash distribution generated by the sale of such common stock. Please describe the accounting impact of this distribution with reference to the relevant guidance per FASB ASC 718-10.

In response to the Staff’s comment, the Company has revised the Registration Statement. Please see page 126 of the Registration Statement. The Company notes that the Incentive Units are being accounted for as equity-classified awards pursuant to FASB ASC 718. As such, compensation expense for these awards is calculated based on the fair value of the Incentive Units at the date of grant and is recognized over the requisite service period, either (i) in one-third increments or (ii) the earlier of an exit event or seven years, depending on the particular award. Distributions will be made by Eclipse Holdings to Management Holdco through either (i) an in-kind distribution of our common stock or (ii) a cash distribution generated by the sale of such common stock at the discretion of the board of managers of Eclipse Holdings, and not at the discretion of the former holders of the Incentive Units. In the absence of an exit event, shares distributed to Eclipse Holdings will be held at Eclipse Holdings until vested in accordance with the terms of the award. As disclosed in response to Comment No. 8 above, our corporate reorganization and the offering or sale of our common stock in this offering will not constitute an exit event, and therefore such actions will not impact the vesting of the Incentive Units.

Financial Statements

Notes to Unaudited Pro Forma Consolidated Financial Statements

Note	3 – Supplemental Disclosure of Oil and Natural Gas Operation, page F-7

10.	Your revisions to the changes in pro forma standardized measure to adjust for the Oxford acquisition in response to comment 37 of our letter dated March 21, 2014 do not appear to appropriately adjust for the acquisition as if it had taken place on January 1, 2013. We would expect your pro forma adjusting column labeled Eclipse Resources-Ohio Acquisition to reflect the historical activity disclosed in the changes in standardized measure on page F-60. Please revise your disclosures or tell us why you believe the current disclosure is appropriate.

H. Roger Schwall, Assistant Director May 2, 2014 Page 5

In response to the Staff’s comment, the Company has revised the Registration Statement to adjust for the effects of the Oxford acquisition as requested. Please see page F-10 of the Registration Statement.

Eclipse Resources I, LP

Notes to the Consolidated Financial Statements

Note 10 – Commitments and Contingencies

(a) Legal Matters, page F-33

11.	We have reviewed your revised disclosures located outside the footnotes in response to comments 14 and 39 of our letter dated March 21, 2014, which provide additional information regarding the potential impact of the West lawsuit and other similar leases. FASB ASC 450-20-50-4 requires the disclosure of an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please expand your disclosures within the footnotes to provide the information required by FASB ASC 450-20-50-4.

In response to the Staff’s comment, the Company has revised the Registration Statement. Please see page F-38 of the Registration Statement.

Exhibits

12.	We note that the form of Class C Units Grant Agreement filed as Exhibit 10.10 in response to prior comment 46 references certain defined terms not defined in such agreement, including the term “Exit Event.” Please file as exhibits all agreements governing the terms of the incentive units held by management. For example, please file the Amended and Restated Agreement of Limited Partnership dated as of June 10, 2013 and the agreement establishing the “target investment returns” referenced in Exhibit 10.10.

In response to the Staff’s comment, the Company will file the Form of Agreement of Limited Partnership of Eclipse Holdings, L.P. (the “Holdings LPA”) as an exhibit to an amendment of the Registration Statement with certain confidential information redacted pursuant to a confidential treatment request that will be separately delivered to the Staff. The Company respectfully submits that the current Amended and Restated Agreement of Limited Partnership of Eclipse Resources I, LP, as amended, should not be filed as an exhibit to the Registration Statement because such agreement will be superseded by the Holdings LPA and will not be in effect upon completion of the offering. We respectfully submit, therefore, that investors would have no interest in its contents.

*****

H. Roger Schwall, Assistant Director May 2, 2014 Page 6

Please do not hesitate to contact me by telephone at (214) 855-7444 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Glen Hettinger

Glen Hettinger

Enclosure

cc:        Benjamin W. Hulburt, Eclipse Resources Corporation

             Christopher K. Hulburt, Eclipse Resources Corporation

             Matthew R. DeNezza, Eclipse Resources Corporation

             Bryn A. Sappington, Norton Rose Fulbright

             Sean T. Wheeler, Latham & Watkins LLP